UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Genesis Biopharma, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

37182R102

 (CUSIP Number)

September 17, 2010

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37182R102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Theorem Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,440,841
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,440,841
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,440,841
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.8%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 37182R102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anshuman Dube
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,440,841
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,440,841
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,440,841
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.8%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer.

The name of the issuer is Genesis Biopharma, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 1601 N. Sepulveda Blvd., #632, Manhattan Beach, California, 90266.

Item 2(a).	Name of Person Filing.

This Schedule 13G (this “Schedule”) is filed on behalf of Theorem Group, LLC, a California limited liability company (“Theorem”), and Anshuman Dube, a United States citizen.

This Schedule relates to the securities directly owned by Theorem. Mr. Dube is the managing director of Theorem and, as a result of his control over Theorem, Mr. Dube is deemed to beneficially own the securities of Theorem under Section 13(d) of the Securities Exchange Act of 1934, as amended.  Theorem and Mr. Dube are referred to herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office, or, if None, Residence.

The business address of each of Theorem and Mr. Dube is 10880 Wilshire Blvd., Suite 950, Los Angeles, CA 90024.

Item 2(c).	Citizenship.

Theorem is a California limited liability company.  Mr. Dube is a U.S. Citizen.

Item 2(d).	Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer (the “Common Stock”).

Item 2(e).	CUSIP No.

The CUSIP number is 37182R102.

Item 3.	If This Statement is Filed Pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover pages and is incorporated herein by reference.

As of January 28, 2011, Theorem beneficially owns 6,413,341 shares of the Issuer’s Common Stock, representing 8.8% of the Issuer’s Common Stock then outstanding.  Theorem also owns two warrants to purchase up to 13,334 shares Common Stock, provided that, following such exercise, the holder and its affiliates do not beneficially own more than 4.99% of the Issuer’s then issued and outstanding shares of Common Stock. This limitation may be waived upon 61 days’ prior notice to the Issuer, provided that in no event shall the limitation exceed 9.99%.   Since Theorem cannot exercise the warrants without first giving 61 days’ prior notice to the Issuer to increase the limitation to 9.99%, none of the underlying shares of Common Stock have been included in the cover pages.

Mr. Dube does not directly own any securities of the Issuer.  However, as Theorem’s managing director, Mr. Dube has the power to vote, or to direct the vote, and to dispose of, or to direct the disposition of, the securities held by Theorem.  As a result of his control over Theorem, Mr. Dube is deemed to beneficially own the securities held by Theorem.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2011		Dated: January 28, 2011

THEOREM GROUP, LLC

By:	/s/ Anshuman Dube	/s/ Anshuman Dube
	Anshuman Dube, Managing Director	ANSHUMAN DUBE

EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: January 28, 2011		Dated: January 28, 2011

THEOREM GROUP, LLC

By:	/s/ Anshuman Dube	/s/ Anshuman Dube
	Anshuman Dube, Managing Director	ANSHUMAN DUBE